KINGLAKE RESOURCES INC.
8720 Maple Grove Cres.
Suite 26
Burnaby, British Columbia
Canada V5A 4G5

September 20, 2006

Mr. Raj Rajan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Kinglake Resources, Inc.
          Form 8-K filed on August 29, 2006
          File No. 333-135871

Dear Mr. Rajan:

In response to your letter dated August 31, 2006, we have made the corrections requested. Additionally, we acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

- Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

RICHARD SONG
President
Kinglake Resources, Inc.